SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM T-3

APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
___________________

WCI STEEL ACQUISITION, INC.
(Name of applicant)

c/o Dennis J. White
McDermott Will & Emery LLP
28 State Street
Boston, MA 02109-1775
(Address of principal executive offices)
__________________

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8% Senior Secured Notes due 2016	$100,000,000

________________________

Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein).

Name and Address of agent for service:

Cynthia B. Bezik
President, Treasurer and Secretary
WCI Steel Acquisition, Inc.
c/o Dennis J. White
McDermott Will & Emery LLP
28 State Street
Boston, MA 02109-1775
(Name and Address of Agent for Service)

With copies to:

Thomas D. Balliett
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100

The Applicant hereby amends this Application for Qualification of such date of dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

ITEM 1.  GENERAL INFORMATION.

(a)  The Applicant is a corporation.

(b)  The Applicant is a Delaware corporation.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

The Applicant intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement, as it may be amended from time to time (the “Disclosure Statement”), and an accompanying Consensual Modified Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as it may be amended from time to time (the “Plan”), of Applicant and certain of its subsidiaries (collectively, the “Debtors”), copies of which are included as exhibits T3E-1 and T3E-2 to this application, $100,000,000 principal amount of 8% Senior Secured Notes due 2016 (the “Notes”) pursuant to an Indenture, to be dated as of the Effective Date (the “Indenture”), between the Applicant and Wilmington Trust Company, as Trustee (the “Trustee”).

The Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 1145 of title 11 of the United States Code, as amended (the “Bankruptcy Code”). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan or reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debt or are issued “principally” in such exchange and “partly” for cash or property. The Applicant believes that the offer and exchange of the Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, the Notes will be issued to the holders of the Allowed Secured Note Claims (Class 2) (as defined in the Plan) in satisfaction and discharge of their Claims (as defined in the Plan).

AFFILIATIONS

ITEM 3.  AFFILIATES

Set forth below are the affiliates of the Applicant prior to and after the Effective Date, including a list of all direct and indirect subsidiaries of the Applicant (collectively, the “Subsidiaries” and each, a “Subsidiary”). Each Subsidiary is wholly owned by the Applicant or a Subsidiary.

Affiliate*	Jurisdiction of Incorporation or Qualification
WCI Steel Sales Acquisition, L.P.** WCI Steel Metallurgical Services Acquisition, Inc. WCI Steel Production Control Services Acquisition, Inc. Youngstown Sinter Acquisition Applicant	Delaware Delaware Delaware Delaware

* While WCI Steel Acquisition, Inc. intends to form all of the above entities as subsidiaries by or on the Effective Date of the Plan (as defined therein), only Youngstown Sinter Acquisition Company has been formed to date.

** WCI Steel Sales Acquisition, L.P. will be an indirect subsidiary of WCI Steel Acquisition, Inc., as the limited partnership will be owned by WCI Steel Production Control Services Acquisition, Inc. (General Partner, 99% interest) and WCI Steel Metallurgical Services Acquisition, Inc. (Limited Partner, 1% interest).

Item 4 identifies all of the current directors and executive officers of the Applicant, and there are no outstanding securities of the Applicant, the holders of which would otherwise be set forth under Item 5. The Applicant’s directors, executive officers, and security holders will change upon and after the Effective Date of the Plan (as defined therein), at which time the Applicant will supplement this filing.

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of and all offices held by all directors and executive officers of the Applicant.

Name	Office	Address

Cynthia B. Bezik	President, Treasurer and Secretary	WCI Steel Acquisition, Inc. c/o Dennis J. White McDermott Will & Emery LLP 28 State Street Boston, MA 02109-1775

Tim Bernlohr	Director	6779 Hidden Woods Drive Roanoke, VA 24018

Eugene I. Davis	Director	PIRINATE Consulting Group, LLC Five Canoe Brook Drive Livingston, NJ 07039

William J. Hocevar	Director	124 Ansel Road Geneva, OH 44041

Lawrence McBrearty	Director	14 Maplecrest Court Brampton, ON L6P 1B2

Jack Sights	Director	28542 North 102nd Way Scottsdale, AZ 85262

James Wareham	Director	12054 North 114th Way Scottsdale, AZ 85259

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

(a)  The Applicant has no shares of stock or other voting securities currently outstanding.

(b)  The Applicant does not currently have the necessary information available to it to determine which holders will be holders of 10% or more of the voting securities of the Applicant as of the Effective Date.

UNDERWRITERS

ITEM 6.  UNDERWRITERS.

(a)  Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

(b)  No person is acting as principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

(a)  The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of the date of this application.

Title of Class	Amount Authorized	Amount Outstanding

Common Stock (1)	35,000,000

Preferred Stock (2)	15,000,000

(b)  (1) Each share of the Applicant’s Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant’s common stockholders.

(2) Each share of the Applicant’s Preferred Stock entitles the holder thereof to one vote per share of Common Stock that the holder would own had such holder converted its shares of Preferred Stock into shares of Common Stock. At the time of this application, the Applicant has not designated any series of Preferred Stock. On the Effective Date, the Applicant expects to file an amendment to its Certificate of Incorporation that will create the Series A Preferred Stock, at which time the Applicant will supplement this filing.

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

The Notes will be issued under the Indenture, which will be entered into by the Applicant and the Trustee. The following is a summary of certain provisions of the Indenture. Capitalized terms used herein and not otherwise defined will have the definitions assigned to such terms in the Indenture. Section references in parentheses refer to sections of the Indenture, unless otherwise stated. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture.

(a)  Defaults Under the Indenture. The following are Events of Default with respect to the Notes:

(1)  the Applicant defaults in the payment of interest on any Notes when the same becomes due and payable and the Default continues for a period of 30 days;

(2)  the Applicant defaults in the payment of the stated principal amount of any Notes when the same becomes due and payable at maturity, upon acceleration or redemption pursuant to an offer to purchase required thereunder or otherwise;

(3)  the Applicant fails to comply in all material respects with any of its other agreements contained in the Notes, the Indenture or the Collateral Documents and to the extent applicable, the Default continues for the period and after the notice specified below;

(4)  there shall be any default or defaults in the payment of principal or interest under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Applicant or any Subsidiary of the Applicant then has outstanding Indebtedness in excess of $1 million, individually or in the aggregate;

(5)  there shall be any default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Applicant or any Subsidiary of the Applicant then has outstanding Indebtedness in excess of $500,000.00, individually or in the aggregate, and such default or defaults have resulted in the acceleration of the maturity of such Indebtedness;

(6)  the Applicant or any of its Subsidiaries fails to perform any term, covenant, condition or provision of one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Applicant or any of its Subsidiaries then has outstanding Indebtedness in excess of $500,000.00, individually or in the aggregate, and such failure to perform results in the commencement of judicial proceedings to foreclose upon any assets of the Applicant or any of its Subsidiaries securing such Indebtedness or the holders of such Indebtedness shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure;

(7)  one or more judgments, orders or decrees for the payment of money which either individually or in the aggregate at any one time exceeds $500,000.00 shall be rendered against the Applicant or any of its Subsidiaries by a court of competent jurisdiction and shall remain undischarged and unbonded for a period (during which execution shall not be effectively stayed) of 60 consecutive days after such judgment becomes final and nonappealable;

(8)  the Applicant or any Significant Subsidiary of the Applicant (A) admits in writing its inability to pay its debts generally as they become due, (B) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (C) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (D) consents to the appointment of a Custodian of it or for substantially all of its property, (E) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it, (F) makes a general assignment for the benefit of its creditors, or (G) takes any corporate action to authorize or effect any of the foregoing;

(9)  a court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Applicant or any Significant Subsidiary of the Applicant in an involuntary case or proceeding under any Bankruptcy Law, which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Applicant or any Significant Subsidiary of the Applicant, (B) appoint a Custodian of the Applicant, or any Significant Subsidiary of the Applicant or for substantially all of its property or (C) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(10)  any Collateral Document (other than the Intercreditor Agreement) ceases to be in full force and effect or any Person acting on behalf of the Applicant shall deny or disaffirm its obligations under any Collateral Document or the secured obligations under the Collateral Documents cease to be secured by a perfected security interest in any portion of the Collateral purported to be pledged under the Collateral Documents with respect thereto (other than in accordance with the terms thereof).

(b)  Authentication and Delivery; Application of Proceeds. The Notes may be executed on behalf of the Applicant by any two of the chief executive officer, the president, any executive vice-president or senior vice-president or by any one of the aforesaid officers together with any assistant secretary of the Applicant. The signature of any of these officers on the Notes may be manual or facsimile.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

(c)  Release and Substitution of Property Subject to Lien. The Trustee will not at any time release Collateral from the lien created by the Indenture and Collateral Documents unless such release is in accordance with the provisions of the Indenture and the Collateral Documents.

  The release of any Collateral from the terms of the Collateral Documents will not be deemed to impair the security interest created by the Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the Indenture and the Collateral Documents and the Intercreditor Agreement.

Subject to and in accordance with the provisions of the Indenture and the Collateral Documents, so long as no Default or Event of Default has occurred and is continuing, the Applicant shall have the right to remain in possession and retain exclusive control of the Collateral, to operate, manage, develop, use and enjoy the Collateral and to collect, receive, use, invest and dispose of the reversions, remainders, rates, interest, rents, issues, profits, revenues, proceeds and other income thereof (other than Trust Moneys).

The Applicant shall be entitled to obtain a full release of all of the Collateral from the Lien of the Indenture and the Collateral Documents upon compliance with all of the conditions precedent for satisfaction and discharge of the Indenture set forth in Section 8.01 or for defeasance pursuant to Section 8.02. Upon delivery by the Applicant to the Trustee and to the Collateral Agent of an Officers’ Certificate and an Opinion of Counsel, each to the effect that all of the conditions precedent have been complied with (which may be the same Officers’ Certificate and Opinion of Counsel required by Article Eight), the Trustee shall take all necessary action, at the request and expense of the Applicant, to release and reconvey to the Applicant all of the Collateral, and shall deliver such Collateral in its possession to the Applicant including the execution and delivery of releases or waivers whenever necessary.

Subject to the provisions of the Collateral Documents, upon the occurrence of a Taking or should any of the Collateral be sold pursuant to the exercise by the United States of America or any State, municipality or other governmental authority of any right which any of them may then have to purchase, or to designate a purchaser or to order a sale of, all or any part of the Collateral, the Trustee shall release the property subject to such Taking or purchase, but only upon receipt by the Trustee of the following:

(1)  an Officers’ Certificate stating that a Taking has occurred with respect to such property and the amount of the Net Award therefor, or that such property has been sold pursuant to a right vested in the United States of America or a state, municipality or other governmental authority to purchase, or to designate a purchaser or order a sale of such property and the amount of the proceeds of such sale, and that all conditions precedent herein provided for relating to such release have been complied with;

(2)  any Net Award, to be held as Trust Moneys subject to the disposition thereof pursuant to Article Eleven and the applicable Collateral Documents; provided, however, that in lieu of all or any part of such Net Award, the Applicant shall have the right to deliver to the Trustee a certificate of the trustee, mortgagee or other holder of a Prior Lien on all or any part of the property to be released, stating that such Net Award, or a specified portion thereof, has been deposited with such trustee, mortgagee or other holder pursuant to the requirements of such Prior Lien, in which case the balance of the award, if any, shall be delivered to the Trustee; and

(3)  an Opinion of Counsel substantially to the effect:

(i)    that a Taking has occurred with respect to such property or such property has been sold pursuant to the exercise of a right vested in the United States of America or a State, municipality or other governmental authority to purchase, or to designate a purchaser or order a sale of, such property;

(ii)  in the case of any Taking, that the Net Award for the property so taken has become final or that the Board of Directors of the Applicant has determined that an appeal from such award is not advisable in the interests of the Applicant or the Holders of the Notes;

(iii)  in the case of any such sale, that the amount of the proceeds of the property so sold is not less than the amount to which the Applicant is legally entitled under the terms of such right to purchase or designate a purchaser, or under the order or orders directing such sale, as the case may be;

(iv)  in the event that, pursuant to Section 10.05(b), the Net Award for such property or the proceeds of such sale, or a specified portion thereof, shall be certified to have been deposited with the trustee, mortgagee or other holder of a Prior Lien, that the property to be released, or a specified portion thereof, is or immediately before such Taking or purchase was subject to such Prior Lien, and that such deposit is required by such Prior Lien; and

(v)  that the instrument or the instruments and the Net Award or proceeds of such sale which have been or are therewith delivered to and deposited with the Trustee conform to the requirements of the Indenture and any of the Collateral Documents and that, upon the basis of such application, the Collateral Agent and the Trustee are permitted by the terms of the Indenture and of the Collateral Documents to execute and deliver the release requested, and that all conditions precedent herein provided for relating to such release have been complied with.

There are substantially similar documentation requirements imposed under the Indenture for permitted releases of Collateral upon the occurrence of an Asset Sale or the Applicant’s determination to sell Released Real Property.

The release of any Collateral, whether pursuant to any provision of Article Ten or Article Eleven, from any of the Collateral Documents or the release of, in whole or in part, the Liens created by any of the Collateral Documents, will not be deemed to impair the Lien of the Collateral Documents in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released pursuant to the applicable Collateral Documents and pursuant to the terms of the Indenture. The Trustee and each of the Holders acknowledge that a release of Collateral or Liens strictly in accordance with the terms of the Collateral Documents and the terms of the Indenture will not be deemed for any purpose to be an impairment of the Liens created pursuant to the Collateral Documents in contravention of the terms of the Indenture. Without limitation, the Applicant and each other obligor on the Notes shall cause TIA § 314(d) relating to the release of property or securities from the Liens of each of the Indenture and of the Collateral Documents to be complied with. Any certificate or opinion required by TIA § 314(d) may be made by an officer of the Applicant, except in cases which TIA § 314(d) requires that such certificate or opinion be made by an independent Person.

(d)  Satisfaction and Discharge. The Applicant may terminate its obligations under the Notes and the Indenture, except those obligations referred to in the penultimate paragraph of Section 8.01, if all Notes previously authenticated and delivered have been delivered to the Trustee for cancellation and the Applicant has paid all sums payable by it thereunder, or if:

(i)  the Applicant shall have given notice to the Trustee and mailed a notice of redemption to each Holder of the redemption of all of the Notes under arrangements satisfactory to the Trustee for the giving of such notice;

(ii)  the Applicant shall have irrevocably deposited or caused to be deposited with the Trustee or a trustee satisfactory to the Trustee, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds in trust solely for the benefit of the Holders for that purpose, money or direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which guarantee or obligation the full faith and credit of the United States is pledged (“U.S. Government Obligations”) maturing as to principal and interest in such amounts and at such times as are sufficient without consideration of any reinvestment of such interest, to pay principal of and interest on the outstanding Notes to redemption as certified to the Trustee by a nationally recognized firm of independent public accountants designated by the Applicant; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal and interest with respect to the Notes; and

(iii)  the Applicant shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent providing for the termination of the Applicant’s obligation under the Notes and the Indenture have been complied with.

(e)  Evidence of Compliance with Conditions and Covenants. The Applicant will, on or before 60 days after the end of each fiscal quarter of the Applicant and 90 days after the end of its fiscal year, furnish to the Trustee a certificate of the Applicant stating that the Applicant has complied with all covenants, conditions and other requirements contained in the Indenture, non-compliance with which would, with the giving of notice, lapse of time, or otherwise, constitute a Default or Event of Default thereunder or, if such is not the case, specifying the covenant, condition or other requirement that has not been complied with and giving particulars of such non-compliance and its current status and the action, if any, the Applicant has taken or proposes to take with respect thereto eliminate such circumstance and remedy such Default or Event of Default, as the case may be.

The Applicant will promptly notify the Trustee in writing upon becoming aware of the occurrence of any Default or Event of Default and provide the Trustee with a certificate of the Applicant specifying any such Default or Event of Default, its current status and the action, if any, the Applicant has taken or proposes to take with respect to remedying any such Default or Event of Default.

The Applicant will furnish to the Trustee (a) promptly after the execution and delivery of the Indenture, an opinion of counsel either stating that in the opinion of such counsel the Indenture has been properly recorded and filed so as to make effective the lien intended to be created thereby, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to make such lien effective, and (b) at least annually after the execution and delivery of the Indenture, an opinion of counsel either stating that in the opinion of such counsel such action has been taken with respect to the recording, filing, re-recording, and refilling of the Indenture as is necessary to maintain the lien of such Indenture, and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary to maintain such lien. Upon any request or application by the Applicant to the Trustee to take or refrain from taking any action under the Indenture, the Applicant will furnish upon request to the Trustee evidence of compliance with the conditions precedent provided for in the Indenture. Such evidence will consist of: (a) an Officers’ Certificate, and (b) and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the proposed action have been complied with and each must include the statements required by Section 314(e) of the TIA.

ITEM 9.  OTHER OBLIGORS.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION. THIS APPLICATION FOR QUALIFICATION COMPRISES:

(a)	Pages numbered 1 to 13 consecutively (including an attached Exhibit Index).

(b)	The statement of eligibility and qualification of the Trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1* Certificate of Incorporation of Applicant.

Exhibit T3B-1* Bylaws of Applicant.

Exhibit T3C* Form of Indenture between Applicant and the Trustee.

Exhibit T3D Not Applicable.

Exhibit T3E-1* Disclosure Statement for Debtors’ Joint Plan of Reorganization, dated October 17, 2005.

Exhibit T3E-2* Consensual Modified Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated March 27, 2006.

Exhibit T3F* Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G* Statement of eligibility and qualification of the Trustee on Form T-1.

_____________________________
* Filed herewith.

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, WCI Steel Acquisition, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Warren, and State of Ohio, on the 21st day of April, 2006.

WCI STEEL ACQUISITION, INC.

(SEAL)                            By: /s/ Cynthia B. Bezik
                     Name: Cynthia B. Bezik
                         Title:   President, Treasurer and Secretary

Attest: /s/  Gerald D. Seikel
Name: Gerald D. Seikel
Title:   Notary Public State of Ohio

Exhibit Index

Exhibit No.        Description

Exhibit T3A-1	Certificate of Incorporation of Applicant.

Exhibit T3B-1	Bylaws of Applicant.

Exhibit T3C	Form of Indenture between Applicant and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1	Disclosure Statement for Debtors’ Joint Plan of Reorganization, dated October 17, 2005.

Exhibit T3E-2	Consensual Modified Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated March 27, 2006.

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

ExhibitT3G	Statement of eligibility and qualification of the Trustee on Form T-1.